Exhibit 21.1

List of Subsidiaries of

Future FinTech Group, Inc.

Name of Entity	Jurisdiction of Incorporation/Organization
Future FinTech (Hong Kong) Limited	Hong Kong
Future Commercial Group Ltd.	P.R.C.
Future Commercial Management Co., Ltd.	P.R.C.
FUCE Future Supply Chain (Xi’an) Co., Ltd.	P.R.C.
Future Big Data (Chengdu) Co., Ltd.	P.R.C.
Fengtongxiang Supply Chain (Chengdu) Co., Ltd.	P.R.C.
Future Trading (Chengdu) Co., Ltd.	P.R.C.
Future Information Service (Shenzhen) Co., Ltd.	P.R.C.
FTFT International Securities and Future Limited	Hong Kong
Future Commercial Management (Hainan) Co., Ltd.*	P.R.C.

*	subsidiary of Future Commercial Group Ltd.